FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2006

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date:  August 2, 2006

Exhibits:

1. Section 111 Report and Press Release dated June 2, 2006;
2. News Release dated June 5, 2006
3. News Release dated June 12, 2006
4. News Release dated June 13, 2006
5. News Release dated July 28, 2006
6. News Release dated July 31, 2006
7. Material Change Report dated June 5, 2006
8. Notice of Meeting and Record Date
9. Consolidate Annual Financial Statements for the periods March 31, 2006 and 2005
10. MD&A for the three months and year ended March 31, 2006
11. Certification of CEO
12. Certification of CFO